Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: The Kraft Heinz Co (KHC)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

The Kraft Heinz Co (KHC)
Vote Yes: Item #5 – Sustainable Packaging Policies for Flexible Plastics

Annual Meeting: May 8, 2025

CONTACT: Kelly McBee | kmcbee@asyousow.org

THE RESOLUTION

Shareholders request that the Board issue a report, at reasonable expense and excluding proprietary information, describing how Kraft Heinz could address flexible plastic packaging in alignment with the findings of the Pew Report, or other authoritative sources, to reduce its contribution to plastic pollution.

The report should, at Board discretion:

•	Assess the reputational, financial, and operational risks associated with continuing to use non-recyclable plastic packaging while plastic pollution grows;
•	Evaluate actions to achieve fully recyclable packaging including elimination and accelerated research into innovative reusable substitution; and
•	Describe opportunities to pre-competitively work with peers to research and develop reusable packaging as an alternative to single-use packaging.

SUMMARY

Without immediate and sustained new commitments throughout the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.1

The growing plastic pollution crisis poses increasing risks to The Kraft Heinz Co (Kraft Heinz). Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they utilize.2 Governments around the world are increasingly enacting such policies, including five new U.S. state laws that impose fees on corporations for single-use plastic (SUP) packaging.3 The European Union has banned ten common SUP pollutants and imposed a tax on non-recycled plastic packaging waste.4 A French law requires 10% of packaging be reusable by 2027 and Portugal requires 30% reusable packaging by 2030.5 Additionally, consumer demand for sustainable packaging is increasing.6

_____________________________

1 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.4

2 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9

3 https://www.packworld.com/sustainable-packaging/recycling/article/22922253/ameripen-shares-key-lessons-from-early-epr-adopters

4 https://environment.ec.europa.eu/topics/plastics/single-use-plastics_en

5 https://www.greenpeace.org/international/story/51843/plastics-reuse-and-refill-laws

6 https://www.shorr.com/resources/blog/the-2022-sustainable-packaging-consumer-report/

2025 Proxy Memo The Kraft Heinz Co | Sustainable Packaging Policies for Flexible Plastics

Pew Charitable Trusts’ groundbreaking study, Breaking the Plastic Wave (the “Pew Report”), concluded that improved recycling alone is insufficient to address plastic pollution—instead, recycling must be coupled with reductions in use, materials redesign, and substitution.7 The Pew Report finds that the greatest opportunity to reduce or eliminate plastic lies with flexible plastic packaging, often used for chips, sweets, and condiments among other uses, which is virtually unrecyclable in America. With innovation, redesign, and substitution, 26 million metric tons of plastic flexible packaging can be avoided globally.8

Kraft Heinz acknowledges that flexible packaging makes up the majority of the 13% of its packaging that is unrecyclable but has not committed to action to meet its goal for 100% recyclable packaging by 2025.9 In the absence of immediate action to eliminate flexibles by robustly engaging in research and development of reusable packaging, Kraft Heinz is on track to fail to meet its 100% recyclable packaging goal.

The Pew Report finds that reducing plastic use is the most viable solution from environmental, economic, and social perspectives, yet broad corporate and stakeholder alignment on flexible packaging solutions is lacking.10 Our Company could avoid regulatory, environmental, and competitive risks by adopting a comprehensive approach to addressing flexible plastic packaging use at scale.

RATIONALE FOR A YES VOTE

1.	Flexible plastic packaging pollution is a growing risk to Kraft Heinz.

2.	Kraft Heinz has failed to align its packaging targets with key research and initiatives, including the Pew Report and the Global Commitment.

3.	Kraft Heinz is on track to fail its sustainable packaging commitments, exposing the Company to financial, regulatory, and reputational risk.

_____________________________

7 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9

8 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.51; https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.51

9 https://www.kraftheinzcompany.com/esg/pdf/KraftHeinz-2023-ESG-Report.pdf, p.52

10 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.10; https://emf.thirdlight.com/link/pqm3hmtgpwtn-dwj3yc, p.22

3

2025 Proxy Memo The Kraft Heinz Co | Sustainable Packaging Policies for Flexible Plastics

DISCUSSION

1.	Flexible plastic packaging pollution is a growing risk to Kraft Heinz.

Consumers and governments across the globe are increasingly holding producers accountable for plastic packaging pollution and its wide range of negative effects on human and environmental health.

Global leaders from 193 U.N. Member States are in the process of negotiating a global treaty to end plastic pollution. Mandates are being considered for legally binding plastic use reductions, recyclability, and transitions away from disposable packaging and towards reusables.11 Kraft Heinz has acknowledged plastic pollution as a severe threat to business’ social license to operate, joining a array of businesses and investors in supporting the adoption of a new global treaty.12 Thirteen national and regional global Plastics Pacts have formed in the last few years to uphold and accelerate corporate responsibility and a circular economy for plastics.13

Flexible plastic packaging is especially susceptible to becoming plastic pollution as its multi-layer and multi-material nature makes it virtually impossible to process in conventional recycling systems. The largest corporate collaboration on plastic pollution, the Ellen MacArthur Foundation New Plastics Economy Global Commitment (Global Commitment), defines recyclable packaging to include only those plastics that have a 30% recycling rate across multiple regions that collectively represent at least 400 million inhabitants. With just 2% of households in the United States able to effectively recycle flexible packaging, 14 the packaging type falls far below the standard for recyclability and is widely regarded and unrecyclable.

Extended Producer Responsibility (“EPR”) is a system designed to manage unrecyclable and recyclable packaging alike in which producers are held responsible for all or most of the costs of managing disposable packaging at its end-of-life. Nearly 70 EPR laws for packaging have been enacted in countries and jurisdictions around the world.15 Corporations could face an annual collective financial risk of approximately $100 billion should governments continue, as expected, to require them to cover the waste management costs of the packaging they produce.16 In just the last few years, five new laws to this effect were passed in Maine, Oregon, California, Colorado, and Minnesota.17

EPR laws for packaging have a specific emphasis on financially discouraging the use of difficult-to-recycle materials by imposing higher producer fees, known as dues, on these materials, a process known as eco-modulation. The operating plans in each of the five states with EPR laws are actively being written, but current drafts propose that flexible packaging should have one of the highest ranges of fees, or dues, on producers per pound.18 With 13% of its plastic packaging in flexibles, growing EPR laws pose a significant financial risk to Kraft Heinz.

_____________________________

11 https://www.unep.org/news-and-stories/speech/closing-end-plastic-pollution

12 https://www.businessforplasticstreaty.org/endorsers#brand-owners-and-retailers

13 https://ellenmacarthurfoundation.org/the-plastics-pact-network

14 https://recyclingpartnership.org/film-and-flexibles/

15 https://www.oecd-ilibrary.org/environment/extended-producer-responsibility-epr-and-the-impact-of-online-sales_cde28569-en, p. 10

16 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

17 https://www.swca.com/news/2025/01/unpacking-epr-series-the-basics-of-extended-producer-responsibility-epr-packaging-laws

18 https://cdphe.colorado.gov/hm/epr-program

4

2025 Proxy Memo The Kraft Heinz Co | Sustainable Packaging Policies for Flexible Plastics

Companies that do not move swiftly to reduce their use of single use plastic for packaging also risk reputational damage and lost customers. As recent polls indicate, consumers want companies to take action on plastics. Eighty percent of respondents in one recent poll favored requiring companies to reduce plastic packaging, increase the use of reusable packaging, and take responsibility for their plastic waste.19 In an April 2024 poll, 90% of those polled were in favor of finding alternatives to single use plastics and 88% called for elimination of unnecessary and avoidable plastic.20

2.	Kraft Heinz has failed to align its packaging targets with key research and initiatives, including the Pew Report and the Global Commitment.

In 2020, the watershed Pew Report concluded that reduction of plastic waste is the most viable solution from environmental, economic, and social perspectives. Without immediate and sustained new commitments across the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.21

The Pew Report states that existing corporate commitments are insufficient to tackle ocean plastic pollution and that corporations must reduce their virgin plastic use by one third through a variety of strategies, including designing packaging to be recyclable in practice and at scale and eliminating or replacing single-use packaging with reusables. The Pew Report identifies flexible plastic packaging as the greatest opportunity to reduce plastic use. With innovation, redesign, and substitution, 26 million metric tons of flexibles can be avoided globally.

Further, the Pew Report finds that reducing plastic use is the most viable solution from environmental, economic, and social perspectives, yet broad corporate and stakeholder alignment and action on flexible packaging solutions is lacking. Both of Kraft Heinz’s sustainable packaging goals fail to meet the size and specificity required in the Pew Report findings.

Kraft Heinz is notably absent from participating in the historic Global Commitment. At least 60 consumer goods and retail companies, including competitors Nestlé, Mars, Mondelez, and Unilever, have adopted goals to drastically stem plastic flows into the ocean by 2025 and beyond, including significant efforts to act on the Pew Report recommendations (reduce plastic use, make all packaging recyclable, and transition to reusable and refillable formats). In the absence of membership to the Global Commitment or a clear alignment with industry-leading packaging ambitions, Kraft Heinz faces substantial competitive risk. As major competitors increasingly commit to aggressive plastic reduction goals and alternatives to flexible packaging, Kraft Heinz risks falling behind in the eyes of consumers, retailers, and investors.

_____________________________

19 https://usa.oceana.org/press-releases/americans-are-sick-of-single-use-plastic-pollution-poll-finds/

20 https://www.nrdc.org/bio/daniel-rosenberg/poll-people-want-action-plastics-health-and-wildlife

21 https://www.systemiq.earth/wp-content/uploads/2020/07/BreakingThePlasticWave_MainReport.pdf

5

2025 Proxy Memo The Kraft Heinz Co | Sustainable Packaging Policies for Flexible Plastics

3.	Kraft Heinz is on track to fail its sustainable packaging commitments, exposing the Company to financial, regulatory, and reputational risk.

Kraft Heinz is behind in acting to reduce or recycle its flexible packaging, having only recently acknowledged the end-of-life challenges associated with this type of plastic.22 As recently as 2023, Kraft Heinz asserted that because flexible plastic is designed for recycling or, in other words, technically able to be recycled, use of flexibles was justified.23 What Kraft Heinz apparently failed to to recognize is that the infrastructure to actually recycle flexible packaging does not universally exist. Technical recyclability does little to nothing to prevent plastic pollution; packaging must be recyclable in practice and at scale, something to which Kraft Heinz has not committed. The Company’s difficulty in acknowledging and accurately reporting on the challenges of recycling and the ability of its packaging to be recycled in practice and at scale is the subject of Proposal 4 on the Company’s 2025 proxy: Report on Recyclability Claims.

In 2024, following the filing of two resolutions on plastic packaging – including this proposal – the Company acknowledged the limitations of the U.S. recycling system, reporting that “recycling infrastructure in many of the countries where we sell our products is not yet advanced enough to collect, recycle, and convert these materials into viable end products at scale.”24 However, the Company stopped short of committing to any concrete changes in its packaging strategy to reflect or address this reality. Instead, Kraft Heinz has simply shifted its language—now stating that it is designing flexible packaging “. . . for the Future of Recycling”25 —despite no clear indication that U.S. municipalities will have the capability to collect, sort, and recycle flexible packaging at scale in the foreseeable future. Without a credible, well-funded plan to drive immediate improvements in U.S. recycling infrastructure, the Company risks being perceived as engaging in sustainability greenwashing.

To have a viable potential to achieve its goal of 100% recyclable, reusable, or compostable (“RRC”) packaging, the Company must urgently accelerate its transition away from problematic flexible formats while investing in improved recycling infrastructure. Without robustly embracing flexible packaging reduction or elimination of its use, Kraft Heinz will be perpetually prevented from achieving its 100% RRC packaging goal, certainly by the original 2025 deadline and likely by any extended period.

Despite recently announcing its second major goal on packaging – to reduce virgin plastic use by 20% by 2030 – Kraft Heinz’s overall plastic usage has actually increased in recent years.26 While the Company highlights progress in increasing its collective use of recycled content across all packaging material types — paper, glass, metal, plastic, etc. — the Company fails to separately report plastic packaging data, including reporting virgin plastic use separately from overall plastic use, thus obscuring whether its actions are aligned with its public commitments. This lack of clear disclosure is a concerning lapse in corporate responsibility that leaves investors in the dark about the Company’s performance against critical plastic packaging goals.

RESPONSE TO KRAFT HEINZ BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its opposition statement, Kraft Heinz asserts that it is making progress toward its goal of reducing virgin plastic use. However, the Company reports disparate reduction figures for a handful of products without providing the necessary context of the Company’s overall virgin plastic use to facilitate validation of this claim. This lack of comprehensive and contextual reporting hinders a clear evaluation of whether or not the Company is making progress on its plastic packaging commitments.

_____________________________

22 https://www.kraftheinzcompany.com/esg/pdf/KraftHeinz-2024-ESG-Report.pdf, p. 51

23 https://www.kraftheinzcompany.com/esg/pdf/KraftHeinz-2023-ESG-Report.pdf, p.52

24 https://www.kraftheinzcompany.com/esg/pdf/KraftHeinz-2024-ESG-Report.pdf, p. 51

25 https://www.kraftheinzcompany.com/esg/pdf/KraftHeinz-2024-ESG-Report.pdf, p. 71

26 https://www.kraftheinzcompany.com/esg/pdf/KraftHeinz-2024-ESG-Report.pdf, p. 71

6

2025 Proxy Memo The Kraft Heinz Co | Sustainable Packaging Policies for Flexible Plastics

The Company also highlights its participation in The Recycling Partnership’s (“TRP”) Film and Flexibles Recycling Coalition steering committee (the committee) but fails to acknowledge its financial responsibility in this and similar initiatives. The committee distributes grants for recycling primarily funded by consumer goods corporations like Kraft Heinz, yet the Company makes no mention that the success of this work relies, in part, on its in-kind donations; Kraft Heinz does not disclose how much it contributes towards collection and recycling infrastructure, nor does it outline a contribution strategy or plan for increasing voluntary contributions. TRP has estimated that $17 billion is needed, especially from producers, to modernize and expand U.S. recycling infrastructure.27 Kraft Heinz has yet to explain how it will step up its financial contributions to ensure the tons of flexible plastic packaging it puts on the market are actually recycled in practice and at scale rather than landfilled or polluted.

Furthermore, Kraft Heinz reiterates its focus on designing for recyclability. As discussed above, this remains a future promise without a clear implementation plan. The emphasis on "recyclability" rather than recycling in practice and at scale is a diversion from the reality that flexible packaging is, and will likely continue to be, sent to landfills in the absence of adequate infrastructure.

Kraft Heinz does not sufficiently address the risks associated with flexible plastic packaging, nor does the Company align with leading research, such as the Pew Report, highlighting the urgent need to reduce plastic use through, in part, transition away from flexibles. To remedy the Company’s stagnation and regression on its packaging goals, Kraft Heinz must conduct a holistic evaluation of opportunities to reduce or eliminate unrecyclable flexible plastic packaging.

CONCLUSION

Vote “Yes” on this Shareholder Proposal asking Kraft Heinz to Report on Opportunities for Sustainable Flexible Plastic Packaging. Kraft Heinz is regressing on commitments to use less plastic packaging and it has stagnated on progress towards its goal to make all its packaging recyclable. Unrecyclable flexible plastic packaging is a key contributor to Kraft Heinz’s role in plastic pollution. By producing a report that assesses new opportunities to reduce flexible plastic use and pollution, Kraft Heinz can reduce the financial, regulatory, and reputational risk associated with failing to meet its packaging goals and contributing to plastic pollution.

--

For questions, please contact Kelly McBee, As You Sow, kmcbee@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

_____________________________

27 https://recyclingpartnership.org/paying-it-forward/

7